EXHIBIT 99.3

Disclosure of Transactions in Own Shares

Paris, March 22, 2018 – In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on May 26, 2017 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI : 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from March 15, 2018 to March 21, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
15.03.2018	10,000	47.0804	470,804	BATE
15.03.2018	30,000	47.0807	1,412,421	CHIX
15.03.2018	20,000	47.0783	941,566	TRQX
15.03.2018	90,000	47.0837	4,237,533	XPAR
16.03.2018	5,000	47.2425	236,213	BATE
16.03.2018	15,000	47.2510	708,765	CHIX
16.03.2018	10,000	47.2515	472,515	TRQX
16.03.2018	90,000	47.2301	4,250,709	XPAR
19.03.2018	19,564	46.4885	909,501	BATE
19.03.2018	120,000	46.4679	5,576,148	CHIX
19.03.2018	60,000	46.5010	2,790,060	TRQX
19.03.2018	453,652	46.4791	21,085,337	XPAR
20.03.2018	10,000	46.1038	461,038	BATE
20.03.2018	30,000	46.1011	1,383,033	CHIX
20.03.2018	20,000	46.1011	922,022	TRQX
20.03.2018	265,236	45.9855	12,197,010	XPAR
21.03.2018	30,000	46.2907	1,388,722	BATE
21.03.2018	72,500	46.2918	3,356,153	CHIX
21.03.2018	47,500	46.2873	2,198,649	TRQX
21.03.2018	247,684	46.2513	11,455,702	XPAR

Total	1,646,136	46.4445	76,453,899

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com